China United Insurance Services, Inc.
Building 4F, Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan PRC

December 21, 2011

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China United Insurance Services, Inc. (the “Company”)
Registration Statement on Form S-1
File: 333-174198
Originally Filed May 13, 2011

Dear Mr. Reidler:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-174198), as amended, to 1:00 PM, Eastern time, on December 22, 2011 or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.   In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
December 21, 2011

Please call Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Lo Chung Mei
Lo Chung Mei
President and Chief Executive Officer

CC:	The Crone Law Group